SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Holly Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

435763107

(CUSIP Number)

The Sinclair Companies

550 East South Temple

Salt Lake City, Utah 84102

Attn: General Counsel

with a copy to:

Scott Wulfe

Alan Beck

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, TX 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 435763107

1	Name of Reporting Person The Sinclair Companies
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 0
	8	Shared Voting Power: 21,000,000 (1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 15,710,000 (1)

11	Aggregate Amount Beneficially Owned by the Reporting Person: 21,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%*
14	Type of Reporting Person CO

*

Calculation of percentage based on a total of 126,440,201 limited partner units outstanding as of March 14, 2022 as reported in the Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission (“SEC”) on March 21, 2022.

(1)

The Sinclair Companies (“Sinclair”) is the primary and direct beneficial owner of the 21,000,000 units indicated above, and the board of directors of Sinclair has all voting and investment power with respect to such units (subject to the terms of the escrow described below). Among these units, 5,290,000 units are currently held in escrow for the purpose of securing Sinclair’s obligations under Section 6.22 of the Business Combination Agreement dated August 2, 2021 (as amended), by and among HF Sinclair Corporation, Sinclair and the other parties thereto. During the term of the escrow, Sinclair has voting power but lacks investment power over the escrowed units until any such units are released from the escrow.

CUSIP No. 435763107

1	Name of Reporting Person Carol Orme Holding
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 0
	8	Shared Voting Power: 21,000,000 (1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 15,710,000 (1)

11	Aggregate Amount Beneficially Owned by the Reporting Person: 21,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%*
14	Type of Reporting Person IN

*

Calculation of percentage based on a total of 126,440,201 limited partner units outstanding as of March 14, 2022 as reported in the Issuer’s Registration Statement on Form S-3, filed with the SEC on March 21, 2022.

(1)

As a result of her relationship with Sinclair, Mrs. Holding may be deemed to beneficially own such units under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such units directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D is being filed with respect to the common units representing limited partnership interests (“Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 2828 N. Harwood, Suite 1300, Dallas, Texas 75201.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by:

(i)	The Sinclair Companies, a Wyoming corporation (“Sinclair”); and

(ii)	Carol Orme Holding (“Mrs. Holding”, together with Sinclair, the “Reporting Persons”).

(b)	The business address of each of Sinclair and Mrs. Holding is 550 East South Temple, Salt Lake City, Utah 84102.

(c)

The principal business of Sinclair is engaging in hospitality, ranching and oil and gas business and the ownership of equity interests in certain entities, including the Issuer and Holly Energy Partners, L.P. and Mrs. Holding is a principal investor and philanthropist.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sinclair is organized as a corporation under the laws of Wyoming. Mrs. Holding is a citizen of the United States of America.

Item 3.	Sources and Amount of Funds or Other Consideration

On August 2, 2021, the Issuer, Sinclair, and Sinclair Transportation Company, then a Wyoming corporation and wholly owned subsidiary of Sinclair (“STC”), entered into a Contribution Agreement (as amended, the “Contribution Agreement”) pursuant to which the Issuer acquired all of the outstanding units of STC in exchange for 21,000,000 newly issued Common Units and cash consideration equal to $325 million (the “HEP Transactions”). The HEP Transactions closed on March 14, 2022. Among the units issued at closing, 5,290,000 units are currently held in escrow to secure Sinclair’s obligations under Section 6.22 of the Business Combination Agreement dated August 2, 2021 (as amended), by and among HF Sinclair Corporation (f/k/a Hippo Parent Corporation), Sinclair and the other parties thereto. During the term of the escrow, Sinclair has voting power but lacks investment power over the escrowed units until any such units are released from the escrow. The foregoing description of the escrow does not purport to be complete and is qualified in its entirety by reference to the Escrow Agreement dated as of March 14, 2022, by and among HF Sinclair Corporation, Sinclair and American Stock Transfer & Trust Company, LLC, which is filed as Exhibit 10.2 hereto and incorporated by reference herein. The issuance of Common Units to Sinclair was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing summary description of the Contribution Agreement and the HEP Transactions contemplated thereby is subject to and qualified in its entirety by reference to the Contribution Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the Common Units in connection with the closing of the HEP Transactions.

Subject to the terms of the Unitholders Agreement (as defined below), the Reporting Persons may acquire additional Common Units or dispose of any or all of the Common Units it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Pursuant to the Unitholders Agreement, the Reporting Persons have certain nomination rights, as further described in Item 6 below.

The Reporting Persons evaluate their investments in the Common Units on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing, which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a.) – (b.)    The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 126,440,201 Common Units outstanding as of March 14, 2022 as reported in the Issuer’s Registration Statement on Form S-3, filed with the SEC on March 21, 2022):

A. The Sinclair Corporation

i.	Amount beneficially owned: 21,000,000

Percentage: 16.6%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 21,000,000

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 15,710,000

B. Carol Orme Holding

i.	Amount beneficially owned: 21,000,000

Percentage: 16.6%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 21,000,000

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 15,710,000

The units set forth above are directly owned by Sinclair and not Mrs. Holding. Sinclair is the primary and direct beneficial owner of the units indicated above, and the board of directors of Sinclair has all voting and investment power with respect to such units. However, as a result of her relationship with Sinclair, Mrs. Holding may be deemed to also beneficially own such units under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such units directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(c.)    To the best knowledge of the Reporting Persons, no transactions were effected by the Reporting Persons during the past 60 days other than the transactions described herein.

(d.)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Persons, other than as described herein.

(e.)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 above is incorporated herein by reference.

Unitholders Agreement

On August 2, 2021, in connection with the Contribution Agreement, HEP, Holly Logistic Services, L.L.C. (“HLS”) and Navajo Pipeline Co., L.P., the sole member of HLS (the “Sole Member”) entered into a unitholders agreement (the “Unitholders Agreement”) by and among HEP, HLS, the Sole Member, Sinclair and the stockholders of Sinclair (each a “Unitholder” and collectively, the “Unitholders,” and along with Sinclair and each of their permitted transferees, the “Sinclair Parties”), which became effective at the closing of the HEP Transactions on March 14, 2022.

Pursuant to the Unitholders Agreement, the Sinclair Parties have the right to nominate one person to the HLS board of directors at the closing until such time that (x) the Sinclair Parties beneficially own less than 10.5 million Common Units or (y) the Common Units beneficially owned by the Sinclair Parties constitute less than 5% of all outstanding Common Units.

The Unitholders Agreement also subjects 15,750,000 of the Common Units issued to the Sinclair Parties (the “Restricted Units”) to a “lock-up” period commencing on the closing date, during which the Sinclair Parties are prohibited from selling the Restricted Units, except for certain permitted transfers. One-third of such Restricted Units were released from such restrictions on the date that is six months after the closing, one-third of the Restricted Units will be released from such restrictions on the first anniversary of the closing date, and the remainder will be released from such restrictions on the date that is 15 months from the closing date.

In addition, the Unitholders Agreement contains customary registration rights, requiring the Issuer to file, within five business days following the closing date of the HEP Transactions, a shelf registration statement under the Securities Act, to permit the public resale of all the registrable securities held by the Sinclair Parties and to use commercially reasonable efforts to cause such shelf registration statement to be declared effective immediately upon filing, or if the form of such shelf registration statement would not permit immediate effectiveness, to be declared effective as soon as reasonably practicable after the initial filing of the shelf registration statement, but in any event within ninety days following the filing of a registration statement on Form S-1 and within forty-five days after filing of a registration statement (if such Form S-3 is not immediately effective upon filing).

The foregoing description of the Unitholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Unitholders Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2.1	Contribution Agreement, dated as of August 2, 2021, by and among Holly Energy Partners, L.P., The Sinclair Companies, and Sinclair Transportation Company (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 2, 2021).

Exhibit 10.1	Unitholders Agreement, dated as of August 2, 2021, by and among Holly Energy Partners, L.P., Holly Logistic Services, L.L.C., Navajo Pipeline Co., L.P., The Sinclair Companies, and the unitholders set forth on Schedule I thereto, as may be amended from time to time (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 2, 2021).

Exhibit 10.2*	Escrow Agreement, dated as of March 14, 2022, by and among The Sinclair Companies, HF Sinclair Corporation (f/k/a Hippo Parent Corporation), and American Stock Transfer & Trust Company, LLC.

Exhibit 99.1	Joint Filing Agreement, dated March 24, 2022.

*

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 24, 2022

THE SINCLAIR COMPANIES

By: /s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	Chief Operating Officer

/s/ Carol Orme Holding
Name: Carol Orme Holding